Letterhead of William B. Larson
Senior Vice President and Chief Financial Officer
Commercial Metals Company
Post Office Box 1046
Dallas, Texas 75221-1046
6565 North MacArthur Blvd., Suite 800
Irving, Texas 75039
Phone: 214-689-4325
February 18, 2010
Via EDGAR and FedEx
Mr. John Hartz
Sr. Asst. Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Re:	Commercial Metals Company Form 10-K for the fiscal year ended August 31, 2009 File No. 1-4304
Dear Mr. Hartz:
Commercial Metals Company (the “Company”) received your letter dated February 16, 2010 by fax on February 16, 2010. The Company submits the following response to your letter which for ease of reference is replicated by point.
Form 10-K for the fiscal year ended August 31, 2009
Consolidated Results of Operations, page 27
1.	We have read your response to our prior comment two and appreciate the additional information. However, given that you have excluded asset impairment charges in determining your non-GAAP measure, we believe this measure should be differentiated from EBITDA, as defined in Item 10(e)(ii)(A) and Exchange Act Release No. 47226. In future filings, please revise your definition of your non-GAAP performance measure to indicate that it eliminates asset impairment charges in addition to interest, taxes, depreciation and amortization and use a more appropriate label, such as adjusted EBITDA.
Response: The Company acknowledges the Staff’s comment and will revise the definition of our non-GAAP performance measure to include impairment charges and revise the name of this measure to adjusted EBITDA in future filings.

Mr. John Hartz
February 18, 2010

The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (214) 689-4325 or Leon K. Rusch at (214) 689-5419 if you have any questions or would like additional information with respect to these responses.

Very truly yours,
/s/ William B. Larson

cc:	Murray R. McClean — Chairman, President and Chief Executive Officer
Ann J. Bruder — Vice President, General Counsel and Corporate Secretary
Leon K. Rusch — Vice President and Controller
Audit Committee of Board of Directors
William R. Hays, III, Haynes and Boone, LLP
Jens Mielke, Deloitte & Touche, LLP